Form 6-K

Securities and Exchange Commision
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
Of The
Securities Exchange Act of 1934

For the month of January 2005	Commision file number 1-12260

DE RIGO S.P.A.
(Translation of registrant's name in English)

Republic of Italy
(Jurisdiction of incorporation or organization)

Zona Industriale Villanova
32013 Longarone (BL)
Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X   Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes           No     X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes           No     X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

For further information, please contact:	January 23rd , 2005
De Rigo S.p.A	FOR IMMEDIATE RELEASE

Maurizio Dessolis
Chief Financial Officer

Tel +39 04 37 77 77

Fax +39 04 37 7 707 27

e-mail: investor@derigo.com

NYSE: DER

DE RIGO

A further step in the North American market

De Rigo, one of the world’s leading eyewear companies, has decided to sub-license the distribution in the United States and Canada of Ermenegildo Zegna branded optical frames and sunglasses to the Viva Group, as part of the two companies' distribution arrangements.

The parties believe that this agreement will allow them to fully exploit the sales and growth potential of the Zegna brand in the high value added segment of the North American market.

De Rigo believes that this agreement completes the process of integrating its commercial and distribution arrangements in the North American market with those of Viva, and does not at this time expect to enter into any joint-venture or share exchange with its commercial partner.

In addition to Ermenegildo Zegna, Viva will distribute the De Rigo licensed brands Escada, Etro, Fila, Furla and Givenchy in the North American market.

“We are pleased to have a partner like Viva and hope to create a strong growing channel for our products through the distribution of some of our premium licensed brands in the huge North American eyewear market”, said Mr. Ennio De Rigo, Chairman of the De Rigo Group.

*****

De Rigo is one of the world’s largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the LVMH Fashion Group for the manufacture and distribution of Celine, Givenchy and Loewe eyewear. De Rigo also manufactures and distributes the licensed brands Chopard, Escada, Ermenegildo Zegna, Etro, Fila, Furla, Jean Paul Gaultier, La Perla, Mini and its own brands Police, Sting and Lozza.

Jean Paul Gaultier

and

DE RIGO

De Rigo, one of the world’s leading eyewear companies, and the French fashion house Jean Paul Gaultier signed an agreement granting to De Rigo a license to produce and distribute Jean Paul Gaultier optical frames and sunglasses starting with the 2006 collection.

The new collection of sunglasses and eyewear will complete the range of Jean Paul Gaultier’s lines of accessories, fully reflecting the identity and style of the fashion firm.

The new 2006 Jean Paul Gaultier Eyewear Collection will be presented at the Silmo Exhibition, in Paris, during October 2005 and distributed beginning in November 2005 worldwide, with the exception of the Japanese market.

“The agreement with Jean Paul Gaultier, the ‘Enfant Terrible’ of the fashion world and one of the leading fashion and luxury brands, enlarges and strengthens our brand portfolio, offering a growth opportunity for our wholesale business with the most aggressive and daring high-end customers”, said our Chairman Mr. Ennio De Rigo.

“In De Rigo we found the perfect partner to expand in the eyewear sector the passion for creativity and tailored products where “everything is possible” developed with strong beliefs, identified by elegance, spirituality, sexuality and influenced by religion and ethnics”, said Jean Paul Gaultier.

*****

De Rigo is one of the world’s largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the LVMH Fashion Group for the manufacture and distribution of Celine, Givenchy and Loewe eyewear. De Rigo also manufactures and distributes the licensed brands Chopard, Escada, Ermenegildo Zegna, Etro, Fila, Furla, La Perla, Mini and its own brands Police, Sting and Lozza.

Jean Paul Gaultier, created in 1976 , has gained an excellent international reputation in the luxury world, first with the Women and Men Prêt-à-Porter collections, then Accessories, then perfumes and since 1997 within the exclusive world of Haute Couture. The JEAN PAUL GAULTIER style is very strong and identifiable, mixture between the Parisian spirit and the multi-ethnic influences. Some of his basic models like the sailor stripe T-Shirt, the corset, the pant suit for Women and the skirt for Men symbolize the spirit of Jean Paul Gaultier, for whom references must be personal and not diktats. To this date, the brand is distributed in 15 Jean Paul Gaultier boutiques and in numerous multi brands points of sales worldwide.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2005	DE RIGO S.p.A.
By: /s/ Ennio De Rigo Ennio De Rigo Chairman of the Board and Chief Executive Officer

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